Filed by United Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Commission File No. 0-28080
Subject Companies: United Financial Corp. and U.S. Bancorp

FOR IMMEDIATE RELEASE

January 23, 2007	6:00 p.m. MT

Contact:  Kevin P. Clark

CEO

406-727-6106

UNITED FINANCIAL CORP. DECLARES DIVIDEND

Great Falls, Montana January 23, 2007----United Financial Corp. (“United”) (NASDAQ-UBMT) today reported that the Board of Directors has declared a $.60 cash dividend to record holders of February 2, 2007 payable on February 6, 2007.

About United Financial Corp.

United Financial Corp. is a bank holding company headquartered in Great Falls, Montana, with operations in 14 locations in 12 Montana communities. United’s banking business in Montana is conducted through its wholly-owned subsidiary, Heritage Bank, a Montana corporation established in 1923. Heritage Bank offers deposit accounts, commercial loans, agricultural loans and consumer loans primarily in its market areas in Montana.

Additional Information about the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction involving U.S. Bancorp and United Financial Corp. In connection with the transaction, United Financial Corp. has mailed a definitive proxy statement on or about December 26, 2006 to shareholders of record as of December 18, 2006. Shareholders and investors are urged to read the proxy statement because it contains important information about the proposed transaction.

In addition, the preliminary and final proxy statements and other United Financial Corp. filings with the SEC are available free of charge at the SEC’s Internet Web site, www.sec.gov, from United Financial’s web site at www.ufcmontana.com under the “investor relations” tab and from United Financial Corp. by calling (406) 727-6106.

United Financial Corp. and its directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transactions. United Financial Corp. shareholders may obtain information regarding the identity of each participant and a description of each participant’s direct or indirect interest in the solicitation from United Financial’s proxy statements and annual reports on Form 10-K previously filed with the SEC and United Financial’s proxy statement relating to the proposed transaction.